Exhibit 12

North Shore Gas Company
Ratio of Earnings to Fixed Charges

				Three-Month
				Transition
				Period Ended	Year Ended
	Year Ended December 31			December 31	September 30
(Millions, except ratio)	2009	2008	2007	2006	2006	2005
EARNINGS
Net income	$4.3	$7.0	$7.9	$4.4	$6.7	$11.4
Provision for income taxes	2.4	4.1	5.2	2.6	3.8	6.7

Income before taxes	6.7	11.1	13.1	7.0	10.5	18.1

Fixed charges	4.5	4.4	4.2	1.1	4.1	3.8

Total earnings as defined	$11.2	$15.5	$17.3	$8.1	$14.6	$21.9

FIXED CHARGES
Interest on long-term debt, including related amortization	$4.0	$3.6	$3.5	$0.9	$3.6	$3.6
Other interest	0.3	0.6	0.7	0.2	0.5	0.2
Interest factor applicable to rentals	0.2	0.2	-	-	-	-

Fixed charges	$4.5	$4.4	$4.2	$1.1	$4.1	$3.8

Ratio of earnings to fixed charges	2.5	3.5	4.1	7.4	3.6	5.8